UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share, and
Series A Convertible Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq.
General Counsel	Lisa R. Haddad, Esq.
Haemonetics Corporation	Goodwin Procter LLP
400 Wood Road	53 State Street
Braintree, Massachusetts 02184	Boston, Massachusetts 02109
(781) 848-7100	(617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,386,833.94	$5,233

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is based upon the offer to purchase up to 54,653,157 shares of Common Stock of Global Med Technologies, Inc. at a purchase price of $1.22 cash per share and 3,960 shares of Series A Convertible Preferred Stock at a purchase price of $1,694.44 cash per share. Such number of shares of Common Stock represents the total of 38,160,594 issued and outstanding shares of Common Stock, outstanding options with respect to 6,420,271 shares of Common Stock, and outstanding warrants with respect to 10,072,292 shares of Common Stock, in each case as of February 18, 2010. Such number of shares of Series A Convertible Preferred Stock represents all issued and outstanding shares of Series A Convertible Preferred Stock as of February 18, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 0.00007130 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,233	Filing Party:	Haemonetics Corporation and Atlas Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	February 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2010, as amended by that certain Amendment No. 1 to the Schedule TO filed with the SEC on February 25, 2010 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and a direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a purchase price of $1.22 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a purchase price of $1,694.44 per Preferred Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment is being filed on behalf of Acquisition Corp. and Haemonetics.
     The information set forth in the Offer to Purchase, including Annex I thereto, the Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) thereto, respectively, is incorporated by reference in the answers to Items 1 through 9 and Item 11 of the Schedule TO and this Amendment, as applicable, and is supplemented by the information specifically provided in the Schedule TO and this Amendment.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the information incorporated therein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
ITEM 4. TERMS OF THE TRANSACTION
     The Offer to Purchase, incorporated by reference in its entirety into Item 4(a) of the Schedule TO, is hereby amended as set forth in Item 5 and Item 11 of this Amendment.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information incorporated by reference into Items 5(a) and (b) of the Schedule TO is amended by the following amendment to the Offer to Purchase:
     “THE TENDER OFFER” — Section 11 (“Contacts and Transactions with Global Med; Background of the Offer”)
     The second to last paragraph on page 19 in Section 11 of the Offer to Purchase entitled “Contacts and Transactions with Global Med; Background of the Offer” which begins “Following a call on December 31, 2009” is deleted in its entirety and replaced by the following:
     “Also on December 31, 2009, the parties’ counsel and Mr. Lindop had a telephone conference during which they discussed the tender offer structure and valuation. In particular, during this call, a representative of Ducker Montgomery attempted to induce Haemonetics to improve the proposed pricing set forth in its November 8, 2009 non-binding indication of interest, noting that Global Med might have difficulty obtaining a fairness opinion on an offer with a price within Haemonetics’ range. In response, Mr. Lindop indicated that Haemonetics would not make an offer above this range of $1.15 to $1.25 in cash per fully-diluted Share.
     Thereafter and through January 7, 2010, general negotiations among the parties and Haemonetics’ due diligence efforts were temporarily suspended while the transaction structure and valuation continued to be discussed. During this period, Mr. Gilmore asked Haemonetics to narrow its previously offered price range or submit the exact price it was prepared to offer. During one of these discussions on January 7th, Mr. Gilmore told Mr. Lindop that a price in the lower end of Haemonetics’ previously offered price range may not be acceptable. Mr. Lindop declined to narrow Haemonetics’ proposed price range at that time because Haemonetics’ due diligence had not been completed. Specific pricing was not discussed again by the parties until January 22, 2010.”
     The seventh paragraph on page 20 in Section 11 of the Offer to Purchase entitled “Contacts and Transactions with Global Med; Background of the Offer” which begins “During the week of January 25, 2010” is amended to fix a typographical error by replacing the reference to the date “December 15, 2009” with “December 21, 2009.”
ITEM 11. ADDITIONAL INFORMATION.
     The section of the Offer to Purchase entitled “THE TENDER OFFER” — Section 11 (“Contacts and Transactions with Global Med; Background of the Offer”), incorporated into Item 11(a)(1) of the Schedule TO by reference, is hereby amended as set forth in Item 5 of this Amendment.
     The information incorporated by reference into Items 11(a)(2) and (3) of the Schedule TO is amended by the following amendment to the Offer to Purchase:
     “THE TENDER OFFER” — Section 14 (“Certain Conditions of the Offer”)
     Paragraph (e) on page 39 in Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is amended by adding “as determined in the reasonable judgment of Haemonetics and us” to the end of such paragraph.
     Paragraph (f) on page 39 in Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is amended by adding “as determined in the reasonable judgment of Haemonetics and us” to the end of such paragraph.
     The first sentence of the last paragraph on page 39 in Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is amended by adding “prior to the Expiration Date (except for those conditions dependent upon the receipt of necessary governmental approvals)” after the phrase “at any time and from time to time” in such sentence.
     The Offer to Purchase, incorporated by reference in its entirety into Item 11(b) of the Schedule TO, is hereby amended as set forth in Item 5 and this Item 11 of this Amendment.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAEMONETICS CORPORATION
Dated: March 9, 2010	By:	/s/ Brian P. Concannon
		Name:	Brian P. Concannon
		Title:	President and Chief Executive Officer

ATLAS ACQUISITION CORP.
Dated: March 9, 2010	By:	/s/ James S. O’Shaughnessy
		Name:	James S. O’Shaughnessy
		Title:	Secretary

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